Exhibit 21.1

Subsidiaries of Starco Brands, Inc.

Subsidiary Name	Jurisdiction of Incorporation
Whipshots Holdings, LLC	Delaware
Whipshots, LLC	Wyoming
The AOS Group Inc.	Delaware
Skylar Body, LLC	Delaware
Soylent Nutrition, Inc.	Delaware